EXHIBIT 99

REGISTRANT INFORMATION

Breda Telephone Corp.

112 East Main, P.O. Box 190

Breda, Iowa 51436

Breda Telephone Corp. (Breda) has investments in certain limited partnerships that it accounts for using the equity method. Because of the materiality of these investments, Kiesling Associates LLP is required to perform certain audit procedures to obtain reasonable assurance that the investments and related equity income are presented fairly, in all material respects, in the consolidated financial statements of Breda Telephone Corp. as of and for the year ended December 31, 2005.

As of the date of the extension filing, three of the audits of partnerships in which Breda owns equity interests in were not complete. It is anticipated that either the audited financial statements or the audit work papers will be available for review before the extended deadline of April 17, 2006.

/s/ Kiesling Associates LLP

Kiesling Associates LLP